FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

PRESS RELEASE

Announcement of election of a member to the Board of Directors

At its meeting of 18 March 2010, following a proposal by the Board’s  Corporate Governance and Nomination Committee, pursuant to the law and the Bank’s Articles of Association NBG’s Board of Directors elected NBG employee Mr. Avraam Triandafyllidis (elected representative to the Board of the Bank’s employees) as a non-executive member of the Board in replacement of director Mr. Alexandros Stavrou, who resigned. The term on the Board of Mr. Triandafyllidis shall be equal to the remaining term of the said member who resigned, i.e. until the AGM of 2013.

Athens, 18 March 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date:19th March, 2010

Chief Executive Officer